BP 3/17

SECURI[TIES AND EXCHANGE COM]MISSION

03013209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons — (514) 350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer & Secretary

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2002
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 876 1502

February 7, 2003

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** as at December 31, 2002 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States.

We have also audited the schedule of computation of net capital for the year ended December 31, 2002 which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Balance Sheet

As at December 31, 2002

(expressed in U.S. dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash (note 3)	477,894	285,349
Short-term deposits	4,089,896	5,000,000
Accounts receivable	396,941	304,831
Income taxes recoverable	89,646	451,599
	5,054,377	6,041,779
Other assets		
Boston Stock Exchange Seat	800	800
Boston Stock Exchange Clearing Fund Deposit	6,000	6,000
	5,061,177	6,048,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	1,387,326	624,701
Shareholder's Equity		
Capital stock (note 5)	5,000,000	5,000,000
Retained earnings (deficit)	(1,326,149)	423,878
	3,673,851	5,423,878
	5,061,177	6,048,579

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

____________________ Director ____________________ Director

Pictet Overseas Inc.

Statement of Loss and Deficit

For the year ended December 31, 2002

(expressed in U.S. dollars)

	2002 $	2001 $
Revenue		
Commissions earned (note 3)	5,098,555	5,291,687
Trade execution services (note 3)	500,000	-
Investment advisory fees	-	8,357
Interest	64,567	164,179
	5,663,122	5,464,223
Expenses		
Salaries and related expenses	3,173,492	2,803,196
Commissions (note 3)	2,039,422	2,116,675
Investment advisory fees	13,786	-
Professional fees	49,815	23,825
Insurance	872	-
General	1,001,205	667,840
Management fees (note 3)	509,856	529,169
Research fees	126,105	113,978
Consulting fees	168,794	258,465
Referral fees (includes solicitation and research fees)	127,014	72,668
Information services	154,211	126,246
Licences and software	13,377	-
Telecommunications	15,327	5,243
Membership fees	21,739	19,665
Foreign exchange loss	53,904	129,982
	7,468,919	6,866,952
Loss before income taxes	(1,805,797)	(1,402,729)
Recovery of income taxes	(55,770)	(382,525)
Net loss for the year	(1,750,027)	(1,020,204)
Retained earnings – Beginning of year	423,878	1,444,082
Retained earnings (deficit) – End of year	(1,326,149)	423,878

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2002

(expressed in U.S. dollars)

	2002 $	2001 $
Cash flows from		
Operating activities		
Net loss for the year	(1,750,027)	(1,020,204)
Changes in non-cash working capital items		
Increase in accounts receivable	(92,110)	(248,875)
Decrease (increase) in income taxes recoverable	361,953	(451,599)
Increase (decrease) in accounts payable and accrued liabilities	762,625	(230,984)
Decrease in income taxes payable	-	(29,294)
	(717,559)	(1,980,956)
Financing activities		
Issuance of preferred shares	-	1,500,000
Decrease in cash and cash equivalents during the year	(717,559)	(480,956)
Cash and cash equivalents – Beginning of year	5,285,349	5,766,305
Cash and cash equivalents – End of year	4,567,790	5,285,349
Cash and cash equivalents consist of:		
Cash	477,894	285,349
Short-term deposits	4,089,896	5,000,000
	4,567,790	5,285,349
Supplementary information		
Interest received	64,567	164,172
Income taxes paid (recovered)	(417,723)	118,917

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Notes to Financial Statements

December 31, 2002

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie ("Pictet"). The company's business activities include marketing European securities, marketing investment advisory services, marketing investment company securities, and executing trades on the Boston Stock Exchange and NASDAQ.

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Boston Stock Exchange Seat

The Boston Stock Exchange Seat is accounted for at the lower of cost and impairment value.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Centre activities. These credits were accounted for as a reduction of the related costs to which they pertain. In 2002, $42,250 (2001 – $240,506) was recorded as a reduction of expenses.

Reporting currency and foreign exchange

These financial statements have been prepared in United States dollars. Revenue and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet.

The statement of loss and deficit includes the following related party transactions:

	2002 $	2001 $
Trade execution services	500,000	-
Commissions	2,039,422	2,116,675
Management fees	509,856	529,169

Commissions earned are collected by Pictet et Cie at settlement date and remitted to the company.

Cash includes deposits with an affiliated company of $8,971 (2001 – $1,911). Accounts receivable include balances due from related parties in the amount of $136,842 (2001 – nil).

All other balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2002 $	2001 $
Accrued compensation	1,315,321	523,185
Other	72,005	101,516
	1,387,326	624,701

(expressed in U.S. dollars)

5 Capital stock

Authorized, unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, without entitlement to a dividend, redeemable at the option of the company or the holder at their paid-in amount plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2002 $	2001 $
2,500,000 Class D preferred shares	2,500,000	2,500,000
2,500,000 Class A common shares	2,500,000	2,500,000
	5,000,000	5,000,000

6 Financial instruments

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

(expressed in U.S. dollars)

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2002 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate – 1.6% (weighted average)
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Boston Stock Exchange Clearing Fund Deposit	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

7 Capital requirements

The company is a member of the National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934 ("the Act"). This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

At December 31, 2002, the company's aggregate indebtedness and net capital were $1,387,326 and $3,171,353 (2001 – $624,701 and $4,666,648) respectively, giving a ratio of 44% (2001 – 13%).

Pictet Overseas Inc.

Schedule of Computation of Net Capital

For the year ended December 31, 2002

(expressed in U.S. dollars)

	2002 $	2001 $
Net capital		
Capital stock – common shares	5,000,000	5,000,000
Retained earnings (deficit)	(1,326,149)	423,878
	3,673,851	5,423,878
Cash with related parties and petty cash	9,111	-
Accounts receivable less non-allowable assets	396,941	304,831
Income taxes recoverable	89,646	451,599
Other assets	6,800	800
	502,498	757,230
	3,171,353	4,666,648
Aggregate indebtedness		
Accounts payable and accrued liabilities	1,387,326	624,701
Ratio of aggregate indebtedness to net capital	44%	13%